Automated Stats, Highlights & Officiating Using Just Your Phone



swing.vision   San Mateo, CA

Highlights

(1)   1 Billion Shots Tracked Across 1 Million Hours of Play

(2) $10m+ Raised from Investors Including Tennis Australia, Techstars, Sony & MyFitnessPal Co-Founders

(3) $4m+ Annual Recurring Revenue, 20k+ Paying Subscribers, 100+ D1-D3 College Teams

(4)   500+ USTA Matches Officiated with Electronic Line Calling

(5)   Patent Granted for 3D Object Tracking from a Single Camera in Any Sport

(6)   Founded by Veterans from Tesla & Apple

Featured Investors



Andy Roddick   Follow   Invested $50,000 ⓘ

Former ATP World No. 1 and US Open Champion
en.wikipedia.org

"SwingVision is the first solution to bring sports intelligence to any court in the world, using just your smartphone. I'm thrilled to work with the team as they push the boundaries of tennis and technology."



Lindsay Davenport   Follow   Invested $50,000 ⓘ

Former WTA World No. 1 and Wimbledon, US Open & Australian Open Champion
en.wikipedia.org

"On tour, we had to pay thousands of dollars to achieve our potential on the court. Now, thanks to SwingVision, professional-grade technology is available in a handy app for athletes of every level."



Alex Turbanov in   Follow   Invested $610,000 ⓘ
Syndicate Lead

Founder @ Somersault Ventures, Angel investor, Berkeley Haas MBA

"I have been using SwingVision for more than two years in Dubai and absolutely love it! The combination of real-time line calling, configurable video summaries, and match stats is already giving me much more than I could have imagined from a simple mobile app that doesn't rely on any third-party services. I'm also a huge believer in the company's potential to become a tech unicorn and effectively a monopoly in the consumer AI space for racket sports. That is why I led my VC firm's investment in the company's Series A and also wrote a

personal check through WeFunder.

Our Team



Swupnil Sahai   Co-Founder & CEO

Previously Led Object Tracking at Tesla Autopilot. Columbia Stats PhD. Data Science Lecturer at UC Berkeley.



Richard Hsu   Co-Founder & CTO

Previously Led Engineering at Accompany (acquired by Cisco). Stanford CS Masters.

Pitch

Welcome to Our Community Round! 👋

After hearing from so many of our passionate subscribers, we've decided to open up a Community Round so that you can participate in SwingVision's growth!

The goal of this raise is to maximize the number of active users who can invest, rather than the amount of capital raised.

If you're on this page, you're already familiar with SwingVision, but read below for more details about our business, vision and future plans 👇



Executive Summary



Novel Product	Automated stats, highlights & officiating using just your phone
Killer Team	AI/CV experts from Tesla, Apple, Berkeley & Stanford
Scalable Business	Consumer SaaS, $4m+ ARR, 70% Margins, 4 LTV/CAC
Category Leader	Highest rated AI/CV app in sports, Apple Design Award winner
Exploding TAM	2B+ amateur athletes will spend $1T per year by 2030
Massive LTV	Target customer is 11-65 years old, playing a lifelong sport
Growth Inflection	Expansion to Pickleball in 2024, Padel in 2025
Business Expansion	Fixed camera solution & remote coaching marketplace in 2025

Background





Swupnil *CEO*

  

Led Object Tracking at Tesla Autopilot

Columbia PhD, Berkeley Triple Major

Lifelong Tennis & Basketball Player

One day while watching ESPN, Swupnil thought

🤔 *"Why can't I get stats & highlights from **my** game too?"*

Solution



TV-quality highlights

Pro-quality stats

AI officiating

Automatically, using just your phone



How It Works Today

  





Setup in seconds with our patented phone mount

Our AI processes video on-device in real-time

Challenge close calls right from your wrist

Our Vision


Any athlete, anywhere will get

the Grand Slam center court experience

using just their phone

How We Get Huge
Consumer SaaS has a Proven Playbook


duolingo
$9.3B

WHOOP
$3.6B

ŌURA
$2.6B

ZWIFT
$2.0B

STRAVA
$1.5B

AllTrails
$1.0B

Our Opportunity is Even Bigger
$1b/yr SOM in Racket Sports


Tennis Pickleball Padel

Top 5 Racket Sports

230m Active Athletes*
Tennis, Pickleball & Padel
x **0.5%** market share x **$15**/mo = **$200m**/yr

1b Active Athletes*
Tennis, Pickleball, Padel, Ping Pong & Badminton
x **0.5%** market share x **$15**/mo = **$1b**/yr

*By 2030 - Source: Appendix

Why We Will Win





Best AI Team in Sports

Artificial Intelligence
Experts from Berkeley & Stanford

Product & Design
Former Apple & Yelp

Growth & Marketing
Former Accenture & NCAA



Current Progress
Strong Early Traction

$4m+ ARR
$200k ARR per FTE

70% Gross Margins

75% Organic Acquisition

4 LTV/CAC

1.9 Burn Multiple

Annual Recurring Revenue
Projected — Actual

Forward-looking projections are not guaranteed.



Acquisition: 75% Organic
Word-of-Mouth is the Largest Channel

Subscriber Acquisition Channels



Product Market Fit
Best in Class for Consumer SaaS

Usage Retention

Year 1 Subscriber Renewal Rate



Source: GP Bullhound CSS 2024

Forward-looking projections are not guaranteed.



Defensible Moat
IP, Data, Network Effects

Granted Patents

3D Object Tracking from a Single Camera

Phone Mount Design

Proprietary AI & Training Data

1 Billion Shots Recorded Across 1 Million Hours

No Dependency on 3rd Party or Open Source Models

High Switching Cost

Lifetime Cloud Storage



Unique Relationship with Apple
Most Frequently Featured App in Sports



Influential Customers: Teams
Key Opinion Leaders Acquired

100+ D1 College Programs

Strong Word-of-Mouth via Opposing Teams

$2500 Average Contract Value

Line Calling & Live Streaming

Branding & Awareness for Aspiring Juniors

Vertical Growth Strategy



Business Models that Drive Virality & Retention

Near Term
- 🧑‍🏫 Remote coaching marketplace *(Future, Cameo)*
- 🏆 Officiating at junior & adult competitions *(Hawkeye)*

Long Term
- 🎖️ Sponsored challenges & events *(Strava)*
- 🤝 Data-driven player matching *(Bumble)*
- 📺 Sponsored live streaming *(Twitch, Youtube)*

Horizontal Growth Strategy
Adjacent Sports with Massive LTVs

Near Term
- 🇺🇸 Pickleball: 11.5% CAGR, fastest growing U.S. sport
- 🌎 Padel: 13.5% CAGR, fastest growing global sport

Long Term
- 🏓 Ping Pong: 300M players, largest sport in Asia
- 🏸 Badminton: 200M players, 2nd largest sport in Asia
- ⚾ Golf, Baseball, Volleyball, Basketball & Soccer

Our 10-Year Prediction

- 📈 Mobile cameras with AI hardware get exponentially cheaper
- 📲 Pre-installed cameras become the default infrastructure at every public & private sports facility
- 🎥 Every athlete playing everywhere tracks, shares & improves their game with SwingVision

Forward-looking statements are not guaranteed.

Thank You!





Important Notes! 🚩

We're not allowed to raise an unlimited amount in this round. If the offering becomes *oversubscribed*, we'll decrease the maximum amount that each person can invest – rather than cut people out entirely.